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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                     FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For the Month of MAY 2002


                                MFC BANCORP LTD.
             (Exact Name of Registrant as Specified in Its Charter)

                            Yukon Territory, Canada
                (Jurisdiction of Incorporation or Organization)

      Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria
                              011 (43) 1 240 25 300
              (Address and Telephone Number of Registrant's Office)


(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          [X] Form 20-F [ ] Form 40-F


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                             Yes           No    X___

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________).



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

                                     [LOGO]


                                MFC BANCORP LTD.


                            2002 FIRST QUARTER REPORT
                                TO SHAREHOLDERS


                                 MARCH 31, 2002


                           FORWARD-LOOKING STATEMENTS


The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

     * general economic and business conditions, including changes in interest rates;
     *   prices and other economic conditions;
     *   natural  phenomena;
     * actions by government authorities, including changes in government regulation;
     *   uncertainties associated with legal proceedings;
     *   technological development;
     *   future decisions by management in response to changing conditions;
     *   our ability to execute prospective business plans; and
     *   misjudgments in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                                MFC BANCORP LTD.

                            2002 FIRST QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the first quarter of 2002. Our net earnings in the first three months of 2002 increased by approximately 23.6% compared to the same period in 2001. The following table is a summary of selected financial information concerning MFC for the periods indicated:


                           Three Months Ended               Three Months Ended
                                March 31,                         March 31,_________
                          2002            2001           2002               2001____
                       (U.S. dollars in thousands     (Canadian dollars in thousands
                        except per share amounts)        except per share amounts)
                            Information Only
Revenue                $   34,033     $   27,895      $   54,232        $    44,002
Net income                  6,268          5,125           9,988              8,083
Net income per share:
   Basic                     0.48           0.42            0.76               0.67
   Diluted                   0.45           0.40            0.72               0.63

                        March 31,     December 31,     March 31,       December 31,
                           2002           2001   _       2002             2001____
                       (U.S. dollars in thousands)   (Canadian dollars in thousands)
                            Information Only

Cash and cash
  Equivalents          $   43,341     $   48,453      $   69,064        $    77,166
  Securities               49,603         47,598          79,043             75,805
  Total assets            248,652        247,796         396,225            394,639
  Debt                     63,714         61,535         101,529             98,000


MFC is a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. In October 2001, we expanded our merchant banking operations by acquiring an Austrian trading group whose operations are primarily focused on Eastern Europe. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our experience and operating structure permits us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist those clients. These activities are conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., a fully licensed Swiss bank. In 2002, our banking operations were relocated from Geneva to Herisau, Switzerland. Since 1999, our banking operations have outsourced and placed substantially all of their client deposits with other major financial institutions on a fiduciary or trust basis and earn a fee on the amount of money received from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

We have established a foundation for our financial services business and look forward to continued growth during the remainder of 2002.


                                      Respectfully  submitted,

                                      /s/ Michael J. Smith

                                      M.J. Smith
May 2002                              President

                                MFC BANCORP LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2002

                                  (UNAUDITED)

                                MFC BANCORP LTD.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                             March 31, 2002      March 31,       December 31,
                             (U.S. DOLLARS)         2002             2001____
                            INFORMATION ONLY          (CANADIAN DOLLARS)

ASSETS
Cash and cash
  equivalents                $    43,341         $    69,064    $     77,166
Securities                        49,603              79,043          75,805
Loans                             49,025              78,121          69,737
Receivables                       26,472              42,183          44,371
Due from investment
  dealers                            312                 497             493
Commodity investments              4,193               6,681           5,447
Properties held for
  development and sale            14,067              22,415          22,480
Resource property                 23,392              37,275          37,451
Goodwill                          17,536              27,943          28,066
Equity method investments         19,257              30,686          30,898
Prepaid and other                  1,454               2,317           2,725
                             $   248,652         $   396,225    $    394,639

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accounts payable and
    accrued expenses         $    19,614         $    31,255    $     41,649
  Debt                            63,714             101,529          98,000
  Future income tax
    liability                      3,100               4,940           5,348
  Deposits                         2,779               4,429             524
     Total liabilities            89,207             142,153         145,521

Minority interests                 1,947               3,103           3,121

Shareholders' Equity
  Common stock                    45,881              73,111          76,673
  Cumulative translation
    adjustment                     1,884               2,998           4,452
  Retained earnings              109,733             174,860         164,872
                                 157,498             250,969         245,997
                             $   248,652         $   396,225    $    394,639



The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                 2002_____
                            (U.S. DOLLARS)        2002           2001___
                           INFORMATION ONLY       (CANADIAN DOLLARS)
Financial services
  Revenue                   $      34,033     $   54,232     $   44,002

Expenses
   Financial services              21,489         34,243         32,309
   General and
     administrative                 5,236          8,343          2,687
   Interest                         1,006          1,603            834
                                   27,731         44,189         35,830

Income before income taxes          6,302         10,043          8,172
Provision for income taxes            (43)           (69)           (76)
                                    6,259          9,974          8,096

Minority interests                      9             14            (13)
Net income                          6,268          9,988          8,083
Retained earnings,
  beginning of period             103,465        164,872        148,767
Retained earnings,
  end of period             $     109,733     $  174,860     $  156,850

Earnings per share
   Basic                    $        0.48     $     0.76     $     0.67
   Diluted                  $        0.45     $     0.72     $     0.63

Weighted average number
  of shares outstanding
    (in thousands)
   Basic                           13,165         13,165         12,103
   Diluted                         14,537         14,537         13,496



The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE MONTHS ENDED MARCH 31, 2002 AND 2001
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                           2002              2001____

Operating
   Net income                        $      9,988        $     8,083
 Adjustments to reconcile net
     income to net cash
     provided by operating activities:
     Depreciation and amortization            300                492
     Gain on debt                          (1,450)                 -
   Changes in current assets and
     liabilities
     Securities                            (3,417)              (752)
     Receivables                              (26)             4,698
     Due from investment dealers              (12)            13,289
     Commodity investments                 (1,430)                 -
     Properties held for development
       and sale                              (141)              (139)
     Accounts payable and accrued
       expenses                            (9,351)             7,655
     Other                                    416               (191)
                                           (5,123)            33,135
Financing
   Net (decrease) increase in deposits      3,931            (50,545)
   Borrowings                              14,151                  -
   Debt repayments                         (8,577)                 -
   Issuance of shares
     (repurchase of shares), net           (3,563)               407
                                            5,942            (50,138)
Investing
   Net decrease (increase) in loans        (8,407)            22,537
   Other                                      (14)               (16)
                                           (8,421)            22,521

Exchange rate effect on cash
   and cash equivalents                      (500)              (575)
Net change in cash                         (8,102)             4,943
Cash and cash equivalents,
   beginning of period                     77,166             68,524

Cash and cash equivalents,
   end of period                     $     69,064        $    73,467



The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2002
                                    (UNAUDITED)

NOTE  1.  BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE OF BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS PER SHARE

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share", which is applied for fiscal years beginning on or after January 1, 2001. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

NOTE  4.  GOODWILL AND OTHER INTANGIBLE ASSETS

Canadian Institute of Chartered Accountants' Accounting Handbook Section 3062, "Goodwill and Other Intangible Assets", which is applied for fiscal years beginning on or after January 1, 2002, and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. A recognized intangible asset should be amortized over its useful life, unless the life is determined to be indefinite; and an intangible asset that is subject to amortization should be tested for impairment. Goodwill should be recognized on an enterprise's balance sheet at the amount initially recognized, less any write-down for impairment.

As prescribed by the Section 3062, the following table sets forth the reconciliation of reported net income to adjusted net income before amortization of goodwill:


                                           For Three Months Ended March 31,_____
                                           2002                        2001_____
                                          (in thousands of Canadian dollars,
                                               except per share amounts)

     Reported net income                  $      9,988               $     8,083
     Add back: goodwill amortization                 -                       290

     Adjusted net income                  $      9,988               $     8,373

     Basic earnings per share:
       Reported net income                $       0.76               $      0.67
       Goodwill amortization                         -                      0.02

     Adjusted net income                  $       0.76               $      0.69

     Diluted earnings per share:
       Reported net income                $       0.72               $      0.63
       Goodwill amortization                         -                      0.02

     Adjusted net income                  $       0.72               $      0.65


NOTE  5.  REPORTING CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.5935 as at March 31, 2002, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

  * REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;
  * ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED;
  * THE INFORMATION SET FORTH IN THIS QUARTERLY REPORT IS AS AT MARCH 31, 2002, UNLESS AN EARLIER OR LATER DATE IS INDICATED; AND
  * SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S. $0.6266, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT MARCH 31, 2002.

The following discussion and analysis of the financial condition and results of our operations for the three months ended March 31, 2002 should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this quarterly report. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS  -  THREE MONTHS ENDED MARCH  31,  2002

In the three months ended March 31, 2002, revenues increased to $54.2 million from $44.0 million in the comparable period of 2001, primarily due to the acquisition of our trading operations in October 2001. Revenues in the current period include non-cash gains on indebtedness of $1.5 million. Expenses increased to $44.2 million in the three months ended March 31, 2002 from $35.8 million in the comparable period of 2001, primarily as a result of the acquisition of our trading operations. General and administrative expenses increased to $8.3 million in the three months ended March 31, 2002 from $2.7 million in the comparable period of 2001, primarily as a result of increased revenues. Interest expense increased to $1.6 million in the three months ended March 31, 2002 from $0.8 million in the comparable period of 2001.

In the three months ended March 31, 2002, our net earnings were $10.0 million or $0.76 per share on a basic basis ($0.72 per share on a diluted basis). In the three months ended March 31, 2001, our net earnings were $8.1 million or $0.67 per share on a basic basis ($0.63 per share on a diluted basis).

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:


                                     U.S. DOLLARS                  CANADIAN DOLLARS_____
                               March 31,     December 31,      March 31,    December 31,
                                2002            2001             2002  _        2001____
                                     (IN THOUSANDS)                 (IN THOUSANDS)
                                    INFORMATION ONLY

  Cash and cash equivalents  $    43,341    $     48,453      $   69,064   $     77,166
  Securities                      49,603          47,598          79,043         75,805
  Total assets                   248,652         247,796         396,225        394,639
  Debt                            63,714          61,535         101,529         98,000


We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, marketable securities and customer loans collateralized by marketable securities. The liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At March 31, 2002, our cash and cash equivalents were $69.1 million, compared to $77.2 million at December 31, 2001. At March 31, 2002, we had securities of $79.0 million, compared to $75.8 million at December 31, 2001.

Operating Activities

Operating activities used cash of $5.1 million in the three months ended March 31, 2002, compared to providing cash of $33.1 million in the comparable period of 2001. In the three months ended March 31, 2002, an increase in receivables used cash of $26,000, compared a decrease in receivables providing cash of $4.7 million in the comparable period of 2001. An increase in amounts due from investment dealers used cash of $12,000 in the three months ended March 31, 2002, compared to a decrease in same providing cash of $13.3 million in the comparable period of 2001, primarily as a result of the outsourcing of our private banking operations in 2001. A decrease in accounts payable and accrued expenses used cash of $9.4 million in the three months ended March 31, 2002, compared to an increase in same providing cash of $7.7 million in the comparable period of 2001. A net increase in securities used cash of $3.4 million in the current period, compared to $0.8 million in the comparable period of 2001. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

Investing Activities

Investing activities in the three months ended March 31, 2002 used cash of $8.4 million, compared to providing cash of $22.5 million in the comparable period of 2001, primarily as a result of a net increase in loans outstanding during the current period.

Financing Activities

Financing activities provided cash of $5.9 million in the three months ended March 31, 2002, compared to using cash of $50.1 million in the comparable period of 2001, primarily as a result of a net decrease of approximately $50.5 million in banking customer deposits during 2001 resulting primarily from the outsourcing of our private banking operations. Net borrowings provided cash of $5.6 million in the current period, compared to nil in the comparative period of 2001, and were used primarily to fund increased lending activities. Net repurchases of shares used cash of $3.6 million in the current period, compared to issuances of shares providing cash of $0.4 million in the comparative period of 2001.

An unrealized foreign exchange translation loss of $0.5 million on cash and cash equivalents resulted primarily from the devaluation of the Swiss franc relative to the Canadian dollar by approximately 1.4% over the period, which is included as shareholder's equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

FOREIGN CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In addition, certain assets, liabilities, revenues and expenses are denominated in U.S. dollars and Euros. In the three months ended March 31, 2002, we reported approximately a net $1.5 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation gain at March 31, 2002 was $3.0 million, compared to $4.5 million at December 31, 2001.

We use derivatives to manage our exposure and our clients' exposure to foreign currency exchange rate risks.

Based upon the period average exchange rate in the first quarter of 2002, the Canadian dollar decreased by approximately 3.2% in value against the Swiss franc and approximately 4.2% in value against the U.S. dollar and increased by approximately 0.7% in value against the Euro, compared to the first quarter of 2001.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5935 as at March 31, 2002, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

CERTAIN FACTORS

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups and other companies offering financial services in Europe and globally.

DERIVATIVE INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the first quarter of 2002. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

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